NATHANIEL SEGAL ATTORNEY AT LAW nsegal@vedderprice.com

January 17, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo Fettig

Re:	Nuveen California Dividend Advantage Municipal Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-192466

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on December 23, 2013 with respect to the Registrant’s Registration Statement on Form N-14 filed on November 21, 2013 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen California Performance Plus Municipal Fund, Inc. (“Performance Plus”), Nuveen California Municipal Market Opportunity Fund, Inc. (“Market Opportunity”), Nuveen California Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen California Select Quality Municipal Fund, Inc. (“Select Quality”) and Nuveen California Quality Income Municipal Fund, Inc. (“Quality Income” and, collectively with Performance Plus, Market Opportunity, Investment Quality and Select Quality, the “Target Funds” or, each, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” or, collectively, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Securities and Exchange Commission

January 17, 2014

Response: The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis. The Registrant notes, in particular that (i) the organizational structure of the Registrant, a Massachusetts business trust, is the desired structure for the combined fund because most Nuveen funds are organized under this structure, and (ii) there are differences in the management fee schedules of the Funds and the Acquiring Fund fee structure will apply following the Reorganizations.

(2)	Comment: Please consider adding disclosure regarding whether each Fund’s board of trustees or board of directors, as applicable, considered the relative performance of the Funds in connection with approving the Reorganizations.

Response: For the information of the staff, the Registrant affirms that the Board considered the relative performance of the Funds and has added disclosure to this effect.

(3)	Comment: Please clarify that the lower effective management fee rate anticipated for the combined fund will result not just from economies of scale, but from availability of lower breakpoints in the applicable fee schedule.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: Please explain the source of expected net common earnings and distribution increases, and the timing of those increases.

Response: The combined fund is expected to benefit from operating efficiencies and from the differences in the management fee schedules discussed above. As discussed in the Joint Proxy Statement/Prospectus, the portfolio compositions of the Funds are substantially similar and an insignificant amount of portfolio turnover is expected to occur. As stated in the Joint Proxy Statement/Prospectus, each Fund will bear the costs of the Reorganizations up to its expected cost savings and yield benefits in the first year following the Reorganizations. Accordingly, following the first year, Reorganization costs are not expected to have any impact on distributions. The Registrant has added disclosure to the effect that distribution increases, if any, would be realized following the recoupment of expenses of the Reorganization.

Securities and Exchange Commission

January 17, 2014

(5)	Comment: Please confirm, for the staff’s information, that there will be no forced sales (i.e., sales that must be made to ensure that the portfolio of the combined fund will not violate the investment restrictions or compliance guidelines of the Acquiring Fund) in connection with the Reorganizations.

Response: The Registrant confirms that there will be no forced sales in connection with the Reorganizations.

(6)	Comments:

(a) In the response to the Question “Will shareholders of the Funds have to pay any fees or expenses in connection with the Reorganizations?” in the Q&A Section, please begin the Answer with “Yes” and then state that the Reorganization costs will be borne by shareholders.

(b) Please provide additional information concerning the basis for the allocation of the estimated costs of the Reorganizations among the Funds. For the staff’s information, please explain the methodology (including any assumptions) employed in allocating the costs of the Reorganizations among the Funds and how such costs were determined.

Responses:

(a) The Registrant has revised the disclosure in response to the staff’s comment.

(b) As disclosed in the Joint Proxy Statement/Prospectus, costs related to the Reorganizations are allocated based on the expected benefits to each Fund in the first year following the Reorganizations. In determining expected benefits, the methodology takes into account both estimated cost savings and potential distribution rate increases. As previously discussed with the staff in connection to prior transactions, the Registrant believes that, for the purpose of evaluating operational efficiencies of the merger, the appropriate measure is the operating expense ratio (exclusive of leverage) and that including the costs of leverage without the offsetting return benefits would skew the results.

(7)	Comment: In connection with the disclosure concerning revocation by shareholders of previously submitted proxies on page ii of the Joint Proxy Statement/Prospectus and elsewhere as appropriate, please add disclosure addressing how revocation is accomplished by shareholders who voted electronically or by telephone.

Securities and Exchange Commission

January 17, 2014

Response: The Registrant has added disclosure in response to the staff’s comment.

(8)	Comment: In the section “Background and Reasons for the Reorganizations” on page 25, please add disclosure indicating that the anticipated total annual operating expenses per common share (including the costs of leverage) are expected to become higher for shareholders of Select Quality as a result of the Reorganizations.

Response: The Registrant has added disclosure in response to the staff’s comment.

(9)	Comment: The capitalization table on page 58 of the Joint Proxy Statement/Prospectus indicates that the “Net asset value per common share outstanding (net assets attributable to common shares, divided by common shares outstanding)” of Investment Quality was $13.86 as of August 31, 2013. The “Financial Highlights” in Appendix B to the Joint Proxy Statement/Prospectus indicate that the “Ending Common Share Net Asset Value” was $13.68 as of the same date. Please revise the applicable section to reflect the accurate net asset value per share.

Response: The Registrant has revised the disclosure in response to the staff’s comment to clarify that the “Net asset value per common share outstanding (net assets attributable to common shares, divided by common shares outstanding” of Investment Quality was $13.68 as of August 31, 2013.

(10)	Comment: In “Note 4—Reorganization Costs” of the section “Pro Forma Financial Information (Unaudited),” please clarify that less than 5% of the assets of each Target Fund’s portfolio will be sold in connection with the Reorganizations.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Securities and Exchange Commission

January 17, 2014

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/Nathaniel Segal

APPENDIX A

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN CALIFORNIA PERFORMANCE PLUS MUNICIPAL FUND, INC.

NUVEEN CALIFORNIA MUNICIPAL MARKET OPPORTUNITY FUND, INC.

NUVEEN CALIFORNIA INVESTMENT QUALITY MUNICIPAL FUND, INC.

NUVEEN CALIFORNIA SELECT QUALITY MUNICIPAL FUND, INC.

AND

NUVEEN CALIFORNIA QUALITY INCOME MUNICIPAL FUND, INC.

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen California Performance Plus Municipal Fund, Inc. (“Performance Plus”), Nuveen California Municipal Market Opportunity Fund, Inc. (“Market Opportunity”), Nuveen California Investment Quality Municipal Fund, Inc. (“Investment Quality”), Nuveen California Select Quality Municipal Fund, Inc. (“Select Quality”), Nuveen California Quality Income Municipal Fund, Inc. (“Quality Income” and, collectively with Performance Plus, Market Opportunity, Investment Quality and Select Quality, the “Target Funds” or, each, a “Target Fund”) and Nuveen California Dividend Advantage Municipal Fund (the “Acquiring Fund” and collectively with the Target Funds, the “Funds” or each, a “Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganization. The Acquiring Fund is organized as a Massachusetts business trust. Each Target Fund is organized as a Minnesota corporation. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management*	Nuveen Fund Advisors is the investment adviser to each Fund. Each Fund is managed by Nuveen Asset Management, LLC (the “Sub-Adviser”), a registered investment adviser and wholly-owned subsidiary of the Adviser. Scott R. Romans, Senior Vice President of the Sub-Adviser, manages each of the Funds.

Expense Structures and Expense Ratios*	The expense structures of the Funds are similar. It is intended that the reorganization would result in the potential for lower fees and operating expenses per common share (excluding the costs of leverage) as the combined fund’s size results in a lower effective management fee rate based on managed assets due to the availability of lower breakpoints in the applicable fee schedule and allows greater economies of scale as fixed

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes (the “NAST Factors,” each of which is marked with an asterisk in the table)).

operating expenses can be spread over a larger asset base. In addition, the fund-level management fee schedule for the Acquiring Fund is lower than the fee schedule in effect for each Target Fund for managed asset levels between $2 billion and $5 billion[1] (each Fund has equivalent fund-level fee rates for managed assets up to $2 billion and above $5 billion). The fee schedule of the Acquiring Fund will remain in place following the reorganizations. Assuming all of the Reorganizations occur, the Acquiring Fund is expected to have between $2 billion and $5 billion in managed assets.

Investment Objectives, Policies and Restrictions*	The Acquiring Fund and Target Funds have similar investment objectives, policies and restrictions. The investment objectives of each Fund are to provide current income exempt from regular federal and California income taxes and to enhance portfolio value relative to the California municipal bond market by investing in tax-exempt California municipal securities that the Adviser believes are underrated or undervalued or that represent municipal market sectors that are undervalued. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition*	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size*	As of November 29, 2013, the Acquiring Fund had approximately $464.0 million in total managed assets. As of the same date, Performance Plus, Market Opportunity, Investment Quality, Select Quality and Quality Income had approximately $278.0, $169.6, $300.0, $502.5 and $488.2 in total managed assets, respectively. Assuming all of the Reorganizations occur, the Acquiring Fund is expected to have between $2 billion and $5 billion in managed assets.

In terms of the structure of the transaction, upon the closing of the reorganizations, each Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for

[1]

For the fund-level management fee, managed assets include closed-end fund assets managed by the Adviser that are attributable to certain types of leverage. For these purposes, leverage includes the funds’ use of preferred stock and borrowings and certain investments in the residual interest certificates (also called inverse floating rate securities) in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by the trust’s issuance of floating rate securities, subject to an agreement by the Adviser as to certain funds to limit the amount of such assets for determining managed assets in certain circumstances.

common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Funds will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the respective Target Fund held immediately prior to the reorganization (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares. Holders of Variable Rate demand Preferred Shares (“VRDP Shares”) of the Target Fund will receive on a one-for-one basis newly issued VRDP Shares of the Acquiring Fund having substantially similar terms, as of the closing of the reorganizations, as the VRDP Shares of the Target Fund exchanged therefor.

An analysis of the NAST Factors is consistent with this structure and result. Four of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

*        *        *         *        *

January 17, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen California Dividend Advantage Municipal Fund (the “Registrant”)
Registration Statement on Form N-14 8C
File Number: 333-192466

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on December 23, 2013 with respect to the Registration Statement on Form N-14 8C under the Securities Act of 1933, as amended, filed with the Commission on November 21, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen California Dividend Advantage Municipal Fund

By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy

Title: Vice President and Secretary